CONSULTING SERVICES AGREEMENT


     This Consulting Services Agreement (the "Agreement") is made effective as of February 5, 2001, by and between Glen Greenfelder, an individual, and Future Carz, Inc., a Nevada corporation.

     Greenfelder has expertise and experience in corporate governance, and Future Carz, Inc. is engaged in the operation of a web-based company in Scottsdale, Arizona. Future Carz, Inc. desires to obtain the benefit of Greenfelder's knowledge, expertise and experience in connection with establishing appropriate programs for Future Carz, Inc. Greenfelder is willing to render certain consulting and management services to Future Carz, Inc. on the terms, and subject to the conditions, set forth in this Agreement.

     In consideration of the premises and the mutual agreements set forth in this Agreement, the parties agree as follows:


     1. CONSULTING SERVICES. During the term of this Agreement, which shall be from February 5, 2001 through August 6, 2001, Greenfelder shall consult with and advice Future Carz, Inc. in connection with any and all matters relating to Future Carz, Inc., as Future Carz, Inc. may reasonably request. Without limiting the scope of the foregoing, Greenfelder's services shall include:


     (a) To the extent practicable such services shall be furnished only at such time and places as are mutually satisfactory to the Company and Consultant; and

     (b) Consultant shall not be called upon to devote more than fifty (50) hours in performing such services and shall not be required to perform any services hereunder while Consultant is on vacation or suffering from an illness.



Greenfelder shall report to Future Carz, Inc.'s president, but may receive assignments from such other officers and agents of Future Carz, Inc.'s as Future Carz, Inc.'s president shall designate.

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     Future Carz, Inc.  acknowledges that Greenfelder may currently be providing services to other entities similar to the services being provided pursuant to this Agreement and may, as a part of this normal business, perform services and functions similar to such services for other parties in the future, and that Greenfelder may utilize such facilities, equipment and personnel to perform such services and functions for such other parties as he uses to perform such services for Future Carz, Inc. Greenfelder's performance of the services described in this Agreement is not intended to be a full time endeavor.

     2. SUPPORT. During the term of this Agreement, Future Carz, Inc. shall make available to Greenfelder, in connection with his performance of consulting services under this Agreement, reasonable access to Future Carz, Inc.'s business records and other management staff.

     3. CONSULTING FEE; EXPENSES. Greenfelder's fee fo the consulting services rendered pursuant to this Agreement shall be 50,000 shares of free trading stock in Future Carz, Inc. These shares shall be deliverable on or before September 1, 2001.

     All reasonable travel expenses incurred by Greenfelder during the term of this Agreement in connection with his performance of consulting services under this Agreement (including, without limitation, transportation, lodging and meals, shall be paid by Future Carz, Inc. promptly upon Greenfelder's presentation of documentation of such expenses, pre-approved, to Future Carz, Inc.

     As an independent contractor, Greenfelder shall not participate in, nor be eligible under, any of Future Carz, Inc.'s employee benefit plans.

     4. RELATIONSHIP OF PARTIES. Greenfelder is and shall be deemed to be an independent contractor (and not an employee of Future Carz, Inc.) with respect to the services rendered by him under this Agreement. Future Carz, Inc. shall not, and shall not have the right to, supervise or control the manner in which Greenfelder performs his duties under this Agreement nor will it require his compliance with detailed orders or instructions. No formal schedule of duties is contemplated by this Agreement and Greenfelder will have no established office hours. Greenfelder may determine the reasonable time and place of the performance of his services; provided, Greenfelder will be expected to meet with Future Carz, Inc. management at mutually convenient scheduled times on an as needed basis by mutual agreement of the parties. No agency relationship is created by this Agreement, and neither party shall have the right by reason of this Agreement to act for or bind the other party in any manner, except as expressly provided for in his Agreement.

     4. CONFIDENTIALITY. Greenfelder acknowledges and agrees that (a) the protection of Confidential Customer or Supplier Information is essential to the integrity of Future Carz, Inc.'s business relationships with its customers and suppliers; and (b) Greenfelder' disclosure or improper and unauthorized use of Confidential Information, or Confidential Customer or Supplier Information, would harm Future Carz, Inc. and its relationships with its customers, suppliers and others. Accordingly, as a further inducement to Future Carz, Inc. to enter into, and perform its obligations under, this Agreement, Greenfelder shall maintain the confidentiality of Confidential Information and Confidential Customer or Supplier Information and shall not, without Future Carz, Inc.'s prior written consent, directly or indirectly use, disclose or disseminate to any other person or entity, or otherwise employ, for personal benefit or otherwise, any Confidential Information or Confidential Customer or Supplier Information.


IN WITNESS WHEREOF, the parties have executed this Agreement as of this 1st day of September, 2001.

                                        By  /s/ Glen Greenfelder
                                            --------------------
                                            Glen Greenfelder


                                        Future Carz, Inc.
                                        A Nevada Corporation



                                        By  /s/ Edward C. Heisler
                                            ---------------------
                                            Ed Heisler, President



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